Exhibit 99.2

SEABRIDGE GOLD INC.

CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2019 and 2018

kpmg LLP

Bay Adelaide Centre

333 Bay Street, Suite 4600

Toronto, ON M5H 2S5

Canada
Tel 416-777-8500
Fax 416-777-8818

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Seabridge Gold Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Seabridge Gold Inc. (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 26, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Canadian Exploration Expenditures Dispute

As discussed in Note 18 to the consolidated financial statements, the Company has received a notice of re-assessment from the Canada Revenue Agency (“tax authority”) that it proposes to reduce the amount of expenditures reported as Canadian Exploration Expenditures (“CEE”) for the tax years 2014 to 2016. In connection with the issuance of flow-through shares which financed the CEE, the Company has provided an indemnification to investors for any disallowed renouncements of CEE. In addition, the Company is subject to additional tax relating to any disallowed CEE. The tax laws governing what qualifies as acceptable CEE are complex and the interpretation and application of these tax laws by the tax authority or the courts may vary from the Company’s interpretation and prior application. The Company has not recorded any expense relating to this uncertain tax position as the Company believes it is probable its tax position will be upheld.

We identified the Company’s evaluation of the CEE dispute as a critical audit matter. This critical audit matter required a high degree of auditor judgment to evaluate the Company’s interpretation of, and compliance with the income tax laws and the estimate of the ultimate resolution of its CEE filing positions.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s process relating to identifying CEE, including controls related to the interpretation of tax law and the assessment of the uncertain tax position. We involved tax professionals with specialized skills and knowledge who assisted in evaluating the Company’s interpretations of tax legislation and case law by:

●	reading the notice and other correspondence with the tax authority in connection with the audit,

●	evaluating conclusions obtained by the Company from external counsel,

●	evaluating the Company’s analysis and conclusions regarding its assertion, which included an assessment of the Company’s analysis of tax laws and regulations, and

●	performing an independent assessment of the Company’s uncertain tax position based on our understanding and interpretation of tax laws and comparing it to the Company’s assessment.

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 2002.

Toronto, Canada

March 26, 2020

kpmg LLP

Bay Adelaide Centre

333 Bay Street, Suite 4600

Toronto, ON M5H 2S5

Canada
Tel 416-777-8500
Fax 416-777-8818

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Seabridge Gold Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Seabridge Gold Inc.’s (the Company) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 26, 2020 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, appearing under the heading Internal Control over Financial Reporting in Management’s Discussion and Analysis for the year ended December 31, 2019. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 26, 2020

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.  Financial statements include certain amounts based on estimates and judgments. When an alternative method exists under IFRS, management has chosen a policy it deems most appropriate in the circumstances in order to ensure that the consolidated financial statements are presented fairly, in all material respects, in accordance with IFRS.

The Company maintains adequate systems of internal controls.  Such systems are designed to provide reasonable assurance that transactions are properly authorized and recorded, the Company’s assets are appropriately accounted for and adequately safeguarded and that the financial information is relevant and reliable.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying management’s discussion and analysis.  The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors.  The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to satisfy itself that each party is properly discharging its responsibilities.  The Audit Committee also reviews the consolidated financial statements, management’s discussion and analysis, the external auditors’ reports, examines the fees and expenses for audit services, and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders.  KPMG LLP, the external auditors, have full and free access to the Audit Committee.

/s/ Rudi P. Fronk	/s/ Christopher J. Reynolds
Rudi P. Fronk	Christopher J. Reynolds
Chairman & CEO	Vice President, Finance and Chief Financial Officer
March 26, 2020	March 26, 2020

SEABRIDGE GOLD INC.

Consolidated Statements of Financial Position

(Expressed in thousands of Canadian dollars)

	Note	December 31,	December 31,
		2019	2018

Assets
Current assets
Cash and cash equivalents	4	$ 8,793	$ 2,928
Short-term deposits	4	4,114	17,068
Amounts receivable and prepaid expenses	5	3,274	1,619
Investment in marketable securities	6	3,032	2,858
		19,213	24,473
Non-current assets
Convertible notes receivable	7	529	-
Investment in associate	6	2,361	2,460
Mineral interests	8	425,671	395,304
Right to use asset	9	271	-
Reclamation deposits	12	1,327	1,223
		430,159	398,987
Total assets		$ 449,372	$ 423,460

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	10	$ 4,692	$ 4,749
Flow-through share premium	13	92	798
Lease obligations	11	46	-
Provision for reclamation liabilities	12	1,860	955
		6,690	6,502
Non-current liabilities
Deferred income tax liabilities	17	22,426	23,289
Lease obligations	11	228	-
Provision for reclamation liabilities	12	5,005	7,114
		27,659	30,403
Total liabilities		34,349	36,905

Shareholders’ equity	13	415,023	386,555
Total liabilities and shareholders’ equity		$ 449,372	$ 423,460

Subsequent events (Notes 13, and 18), Commitments and contingencies (Note 18)

The accompanying notes form an integral part of these consolidated financial statements.

These financial statements were approved by the Board of Directors and were signed on its behalf:

/s/ Rudi P. Fronk	/s/ Richard C. Kraus
Rudi P. Fronk	Richard C. Kraus
Director	Director

SEABRIDGE GOLD INC.

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in thousands of Canadian dollars except common share and per common share amounts)

	Note	Year ended December 31,
		2019	2018

Corporate and administrative expenses	15	$ (13,340)	$ (12,370)
Environmental rehabilitation expense	12	-	(7,439)
Other income - flow-through shares	13	1,218	6,312
Impairment of investment in associate	6	-	(1,336)
Equity loss of associate	6	(200)	(160)
Interest income		279	164
Finance expense and other income		(267)	(144)
Loss before income taxes		(12,310)	(14,973)
Income tax recovery (expense)	17	697	(4,967)
Loss for the year		$ (11,613)	$ (19,940)

Other comprehensive income (loss)
Items that will not be reclassified to net income or loss
Change in fair value of marketable securities, net of income taxes	6	$ 284	$ (577)
Comprehensive loss for the year		$ (11,329)	$ (20,517)

Basic and diluted net loss per common share	13	$ (0.19)	$ (0.34)
Basic and diluted weighted average number of common shares outstanding	13	62,359,725	59,104,624

The accompanying notes form an integral part of these consolidated financial statements.

SEABRIDGE GOLD INC.
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in thousands of Canadian dollars except number of shares)

	Number of Shares	Share Capital	Warrants	Stock-based Compensation	Contributed Surplus	Deficit	Accumulated Other Comprehensive Gain (Loss)	Total Equity

As at December 31, 2018	61,232,572	$ 457,073	$ 3,275	$ 16,840	$ 36,040	$ (124,323)	$ (2,350)	$ 386,555
Share issuance - Private placement	1,300,000	22,376	-	-	-	-	-	22,376
Share issuance - At-The-Market offering	231,084	4,063	-	-	-	-	-	4,063
Share issuance - Other	175,000	3,189	-	-	-	-	-	3,189
Share issuance - Options exercised	503,831	7,561	-	(2,333)	-	-	-	5,228
Share issuance - RSUs vested	68,000	1,051	-	(1,051)	-	-	-	-
Share issuance costs	-	(622)	-	-	-	-	-	(622)
Deferred tax on share issuance costs	-	166	-	-	-	-	-	166
Stock-based compensation	-	-	-	5,397	-	-	-	5,397
Expired options	-	-	-	(33)	33	-	-	-
Other comprehensive income	-	-	-	-	-	-	284	284
Net loss for the year	-	-	-	-	-	(11,613)	-	(11,613)
As at December 31, 2019	63,510,487	$ 494,857	$ 3,275	$ 18,820	$ 36,073	$ (135,936)	$ (2,066)	$ 415,023

As at December 31, 2017	57,677,118	$ 405,930	$ 3,275	$ 16,549	$ 36,040	$ (104,383)	$ (1,773)	$ 355,638
Share issuance - Private placement	2,650,000	37,479	-	-	-	-	-	37,479
Share issuance - Options exercised	777,704	12,713	-	(3,377)	-	-	-	9,336
Share issuance - RSUs vested	127,750	1,510	-	(1,510)	-	-	-	-
Share issuance costs	-	(763)	-	-	-	-	-	(763)
Deferred tax on share issuance costs	-	204	-	-	-	-	-	204
Stock-based compensation	-	-	-	5,178	-	-	-	5,178
Other comprehensive loss	-	-	-	-	-	-	(577)	(577)
Net loss for the year	-	-	-	-	-	(19,940)	-	(19,940)
As at December 31, 2018	61,232,572	$ 457,073	$ 3,275	$ 16,840	$ 36,040	$ (124,323)	$ (2,350)	$ 386,555

The accompanying notes form an integral part of these consolidated financial statements.

SEABRIDGE GOLD INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars)

	Year ended December 31,
	2019	2018
Operating Activities
Net loss	$ (11,613)	$ (19,940)
Adjustment for non-cash items:
Stock-based compensation	5,397	5,178
Provision for environmental rehabilitation	-	7,439
Other income - flow-through shares	(1,218)	(6,312)
Income tax (recovery) expense	(697)	4,967
Impairment of investment in associate	-	1,336
Equity loss of associate	200	160
Finance costs	122	167
Depreciation charge on right-of-use assets	36	-
Adjustment for cash items:
Environmental rehabilitation disbursements	(1,325)	(2,022)
Changes in working capital items:
Amounts receivable and prepaid expenses	(1,664)	(997)
Accounts payable and accrued liabilities	(134)	947
Net cash used in operating activities before income tax recovered	(10,896)	(9,077)
Income tax recovered	-	(328)
Net cash used in operating activities	(10,896)	(9,405)

Investing Activities
Mineral interests	(27,201)	(37,068)
Investment in short-term deposits	(18,133)	(28,000)
Redemption of short-term deposits	31,087	22,988
Investment in convertible notes receivable	(529)	-
Investment in associate	(101)	(530)
Investment in reclamation deposits	(4)	(38)
Cash proceeds from sale of investments	110	-
Net cash used in investing activities	(14,771)	(42,648)

Financing Activities
Share issuance net of costs	26,328	41,596
Exercise of options	5,228	9,336
Payment of lease liabilities	(24)	-
Net cash from financing activities	31,532	50,932
Net increase (decrease) in cash and cash equivalents during the year	5,865	(1,121)
Cash and cash equivalents, beginning of the year	2,928	4,049
Cash and cash equivalents, end of the year	$ 8,793	$ 2,928

The accompanying notes form an integral part of these consolidated financial statements.

SEABRIDGE GOLD INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

1.	Reporting entity

Seabridge Gold Inc. is comprised of Seabridge Gold Inc. (“Seabridge” or the “Company”) and its subsidiaries (Seabridge Gold (NWT) Inc., Seabridge Gold Corp., SnipGold Corp. and Snowstorm Exploration LLC) and is a company engaged in the acquisition and exploration of gold properties located in North America. The Company was incorporated under the laws of British Columbia, Canada on September 4, 1979 and continued under the laws of Canada on October 31, 2002. Its common shares are listed on the Toronto Stock Exchange trading under the symbol “SEA” and on the New York Stock Exchange under the symbol “SA”. The Company is domiciled in Canada, the address of its registered office is 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5 and the address of its corporate office is 106 Front Street East, 4th Floor, Toronto, Ontario, Canada M5A 1E1.

2.	Basis of preparation

A.	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These financial statements were authorized for issuance by the Board of Directors of the Company on March 26, 2020.

B.	Basis of consolidation

(i)	Subsidiaries

Subsidiaries are entities over which the Company has control. Control over an entity exists when the Company is exposed or has rights to returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date on which control ceases.

Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill and allocated to cash generating units. Non-controlling interest in an acquisition may be measured at either fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s net identifiable assets.

If the fair value of the net assets acquired exceeds the purchase consideration, the difference is recognized immediately as a gain in the consolidated statement of operations and comprehensive loss.

Where a business combination is achieved in stages, previously held non-controlling equity interests in the acquiree are re-measured at acquisition-date fair value and any resulting gain or loss is recognized in the consolidated statement of operations and comprehensive loss or other comprehensive income, as appropriate. Acquisition related costs are expensed during the period in which they are incurred, except for the cost of debt or equity instruments issued in relation to the acquisition which is included in the carrying amount of the related instrument. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. However, the measurement period will not exceed one year from the acquisition date.

(ii)	Associates

An associate is an entity over which the Company has significant influence but not control nor joint control. Significant influence is presumed to exist where the Company has between 20% and 50% of the voting rights but can also arise where the Company has less than 20% if influence is exerted over policy decisions that affect the entity. The Company’s share of the net assets and net income or loss of associates is accounted for in the consolidated financial statements using the equity method of accounting.

3.	Significant accounting policies

The significant accounting policies used in the preparation of these consolidated financial statements are described below.

A.	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except certain financial instruments described in note “K”, which are measured at fair value.

B.	Translation of foreign currencies

These consolidated financial statements are presented in Canadian dollars, which is the Company’s, and each of its subsidiaries’, functional currency.

Foreign currency transactions are translated into Canadian dollars using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions are recognized in the consolidated statement of operations and comprehensive loss.

Monetary assets and liabilities of the Company denominated in a foreign currency are translated into Canadian dollars at the rate of exchange at the statement of financial position date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average exchange rates prevailing during the period. Exchange gains and losses are included in the determination of profit or loss for the year.

C.	Critical accounting judgments and estimation uncertainty

In applying the Company’s accounting policies in conformity with IFRS, management is required to make judgments, estimates and assumptions about the carrying amounts of certain assets and liabilities. These estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

(i)	Critical accounting judgments

The following are the critical judgments that the Company has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements (refer to appropriate accounting policies for details).

Mineral reserves and resources

To calculate reserves and resources, the Company uses assumptions and evaluates technical, economic and geological conditions for each ore body. Measured grade of the ore and geotechnical considerations can have a significant effect on the carrying value of mineral properties and therefore the recoverability of costs. Future market prices for gold and copper and other commodities are also factored into valuation models. Changes to these factors can affect the recoverability of mineral properties and impairment.

Impairment of assets

When the Company has judged that an indication of impairment exists, such as a significant or prolonged decline in the fair value of an investment in marketable securities or an indication that the carrying amount of the mineral interest exceeds its estimated recoverable amount, the investment value or carrying value is written down to fair value or recoverable amount and the loss is recognized in the statement of operations and comprehensive loss.

Asset retirement obligations

When the Company has judged that a constructive or legal obligation exists for reclamation and rehabilitation activities on mineral claims disturbed, an estimate of future costs is recognized as an expense on the statement of operations and comprehensive loss.

(ii)	Key sources of estimation uncertainty

Mineral properties

The recoverability of the carrying value of mineral properties and associated deferred exploration expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development, and future profitable production or the proceeds of disposition thereof.

Asset retirement obligations

The provision for asset retirement obligations is the best estimate of the present value of the future costs of reclaiming the environment that has been subject to disturbance through exploration activities or historical mining activities. The Company uses assumptions and evaluates technical conditions for each project that have inherent uncertainties, including changes to laws and practices and changes in the status of the site from time-to-time. The timing and cost of the rehabilitation is also subject to uncertainty. These changes, if any, and changes in discount rates are charged directly to the consolidated statement of operations and comprehensive loss. The periodic unwinding of the discount is recognized in earnings as accretion expense included in finance costs in the consolidated statement of operations and comprehensive loss.

Share based payments

The factors affecting stock-based compensation include estimates of when stock options and restricted share units might be exercised and share price volatility. The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors, including the market value of the Company’s shares and financial objectives of the share-based instrument holders. The Company uses historical data to determine volatility in accordance with appropriate fair value methodology. However, the future volatility is uncertain, and the model has its limitations.

Deferred Income taxes

The Company has operations in Canada and the United States and files corporate tax returns in each. Deferred tax liabilities are estimated for tax that may become payable in the future. Future payments could be materially different from our estimated deferred tax liabilities. We have deferred tax assets related to non-capital losses and other deductible temporary differences. Deferred tax assets are only recognized to the degree that it shelters tax liabilities or when it is probable that there will be sufficient taxable income in the future to recover them.

Contingencies

The Company funds certain of its exploration expenditures, from time-to-time, with the proceeds from the issuance of flow-through shares and renounces, to subscribers, the expenditures which it determines to be Canadian Exploration Expenses (“CEE”). The Canada Revenue Agency (“CRA”), has disputed the eligibility of certain types of expenditures within the years 2014 to 2016. The Company strongly disagrees with their position and intends to fully defend the Company’s tax filings. No provision is recorded related to the contingent taxes if the Company does not consider it probable that there will ultimately be an amount payable.

D.	Mineral interests

Mineral resource properties are carried at cost. The Company considers exploration and development costs and expenditures to have the characteristics of property and equipment and, as such, the Company capitalizes all exploration costs, which include license acquisition costs, advance royalties, holding costs, field exploration and field supervisory costs and all costs associated with exploration and evaluation activities relating to specific properties as incurred, until those properties are determined to be economically viable for mineral production. General and administrative costs are only included in the measurement of exploration and evaluation costs where they are related directly to activities in a particular area of interest. The fair value of any recoveries from the disposition or optioning of a mineral property is credited to the carrying value of mineral properties.

Once a project has been established as commercially viable and technically feasible, related development expenditures are capitalized. This includes costs incurred in preparing the site for mining operations. Capitalization ceases when the mine is capable of operating as intended by management.

The actual recoverable value of capitalized expenditures for mineral properties and deferred exploration costs will be contingent upon the discovery of economically viable reserves and the Company’s financial ability at that time to fully exploit these properties or determine a suitable plan of disposition.

When a decision is made to proceed with development in respect of a particular area of interest, the relevant exploration and evaluation asset is tested for impairment, reclassified to development properties, and then amortized over the life of the reserves associated with the area of interest once mining operations have commenced.

E.	Leasing arrangements

Effectives January 1, 2019 upon the adoption of IFRS 16, Leases (“IFRS 16”) as described in Note 3(M), the Company assesses whether a contract is or contains a lease, at inception of the contract. The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low-value assets. For short-term leases and leases of low-value assets, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate. The Company computes this rate by using a rate of interest that the Company would have to pay to borrow over a similar term, and with similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment.

Lease payments included in the measurement of the lease liability comprise:

●	Fixed lease payments (including in-substance fixed payments), less any lease incentives;
●	Variable lease payments that depend on an index or rate, initially measured using the index or rate as at the commencement date;
●	The amount expected to be payable by the lessee under residual value guarantees;
●	The exercise price of purchase options, if the lessee is reasonably certain to exercise the option; and
●	Payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement date, and any initial direct costs and an estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated over the shorter period of the lease term and the useful life of the underlying asset. Depreciation starts at the commencement date of the lease.

The right-of-use assets are presented in right to use asset in the Consolidated Statements of Financial Position. The Company applies IAS 36, Impairment of Assets, to determine whether right-of-use assets are impaired.

F.	Impairment and reversal of impairment

(i)	Financial assets

Financial assets measured at amortized cost are reviewed for impairment at each reporting date to determine whether there is any objective evidence of impairment. A financial asset is considered to be impaired if objective evidence, that can be estimated reliably, indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment charge in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

A prior period impairment charge is reviewed for possible reversal of impairment whenever an event or change in circumstance indicates the impairment may have reversed. If it has been determined that the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount to a maximum of the carrying amount that would have been determined had no impairment charge been recognized in prior periods. Impairment charge reversals are recognized in the Consolidated Statement of Operations and Comprehensive Loss.

(ii)	Non-financial assets

The carrying value of the Company's mineral interests is assessed for impairment when indicators of such impairment exist. Indicators may include; the loss of the right to explore in the area; the Company deciding not to continue exploring or incur substantial additional expenditures on the project; or it is determined that the carrying amount of the project is unlikely to be recovered by its development or sale. If any indication of impairment exists, an estimate of the asset's recoverable amount is calculated to determine the extent of the impairment loss, if any. The recoverable amount is determined as the higher of the fair value less costs of disposal for the asset and the asset's value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Impairment is determined on an asset by asset basis, whenever possible. If it is not possible to determine impairment on an individual asset basis, then impairment is considered on the basis of a cash generating unit (“CGU”). CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets or other group of assets.

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired, and an impairment loss is charged immediately to comprehensive loss within the statement of operations and comprehensive loss so as to reduce the carrying amount to its recoverable amount.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company makes an estimate of the recoverable amount.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of operations and comprehensive loss.

G.	Reclamation liabilities

Provisions for environmental restoration are recognized when: (i) the Company has a present legal or constructive obligation as a result of past exploration, development or production events; (ii) it is probable that an outflow of resources will be required to settle the obligation; (iii) and the amount can be reliably estimated. Provisions do not include obligations which are expected to arise from future disturbance.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation incorporating risks specific to the obligation using a pre-tax rate that reflects current market assessments of the time value of money. When estimates of obligations are revised, the present value of the changes in obligations is recorded in the period by a change in the obligation amount and a corresponding adjustment to the mineral interest asset.

The amortization or ‘unwinding’ of the discount applied in establishing the net present value of provisions due to the passage of time is charged to the statement of operations and comprehensive loss in each accounting period.

The ultimate cost of environmental remediation is uncertain and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites. The expected timing of expenditure can also change, for example in response to changes in ore reserves or production rates. As a result, there could be significant adjustments to the provisions for restoration and environmental cleanup, which would affect future financial results.

Funds on deposit with third parties provided as security for future reclamation costs are included in reclamation deposits on the statement of financial position.

H.	Income taxes

Income tax expense comprises current and deferred tax. Current and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination or items recognized directly in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is measured at the rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax is not recognized for the following temporary differences; the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future where the timing of the reversal of the temporary differences can be controlled by the parent. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill which is not deductible for tax purposes.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company has certain non-monetary assets and liabilities for which the tax reporting currency is different from its functional currency. Any translation gains or losses on the remeasurement of these items at current exchange rates versus historic exchange rates that give rise to a temporary difference is recorded as a deferred tax asset or liability.

I.	Stock-based compensation (options and restricted share units)

The Company applies the fair value method for stock-based compensation and other stock-based payments. The fair value of options is valued using the Black Scholes option-pricing model and other models for the two-tiered options and restricted share units as may be appropriate. The grant date fair value of stock-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date (Note 10). The Company reviews estimated forfeitures of options on an ongoing basis.

J.	Flow-through shares

The Company finances a portion of its exploration activities through the issuance of flow-through common shares. The tax deductibility of qualifying expenditures is transferred to the investor purchasing the shares. Consideration for the transferred deductibility of the qualifying expenditures is often paid through a premium price over the market price of the Company’s shares. The Company reports this premium as a liability on the statement of financial position and the balance is reported as share capital. At each reporting period, and as qualifying expenditures have been incurred, the liability is reduced on a proportionate basis and income is recognized in the statement of operations and comprehensive loss.

K.	Net profit (loss) per common share

Basic profit (loss) per common share is computed based on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share which assumes that stock options and RSUs with an exercise price lower than the average quoted market price were exercised at the later of the beginning of the year, or time of issue. Stock options with an exercise price greater than the average quoted market price of the common shares and RSUs are not included in the calculation of diluted profit (loss) per share as the effect is anti-dilutive.

L.	Financial instruments

The Company recognizes financial assets and financial liabilities on the date the Company becomes a party to the contractual provisions of the instruments. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, canceled or expired. Certain financial instruments are recorded at fair value in the consolidated statement of financial position. Refer to note 11 on fair value measurements.

Non-derivative financial instruments

Non-derivative financial instruments are recognized initially at fair value plus attributable transaction costs, where applicable for financial instruments not classified as fair value through profit or loss. Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below.

Financial assets at fair value through profit or loss

Cash and cash equivalents and short-term deposits are classified as financial assets at fair value through profit or loss and are measured at fair value. Cash equivalents are short-term deposits with maturities of up to 90 days at the date of purchase. Short-term deposits consist of investments with maturities from 91 days to one year at the date of purchase.

Financial assets at amortized cost

Trade and other receivables and are classified as and measured at amortized cost using the effective interest rate method, less impairment losses, if any.

Financial assets at fair value through other comprehensive income

The Company’s investments in equity marketable securities are designated as financial assets at fair value through other comprehensive income and are recorded at fair value on the trade date with directly attributable transaction costs included in the recorded amount. Subsequent changes in fair value are recognized in other comprehensive income.

Non-derivative financial liabilities

Accounts payable and accrued liabilities are accounted for at amortized cost, using the effective interest rate method.

M.	Accounting pronouncements

New and amended standards and interpretations issued and effective:

a)	IFRS 16, Leases (“IFRS 16”)

The Company adopted IFRS 16, Leases, effective January 1, 2019. IFRS 16 introduces new or amended requirements with respect to lease accounting. IFRS 16 introduced significant changes to the lessee accounting by removing the distinction between operating and finance leases and requiring the recognition of a right-of-use asset and a lease liability at the lease commencement date for all leases, except for short-term leases and leases of low-value assets. In contrast to lessee accounting, the requirements for lessor accounting have remained largely unchanged. The Company is the lessee in contractual arrangements that contain a lease.

The Company has applied IFRS 16 using the modified retrospective approach. Under this approach, the Company has not restated prior period comparative information.

Impact of the new definition of a lease

The new definition of a lease mainly relates to the incorporation of the concept of control. IFRS 16 determines whether a contract contains a lease on the basis of whether the customer has the right to control the use of an identified asset for a period of time, in exchange for consideration. The Company reassessed relevant contractual arrangements that existed at January 1, 2019 to determine if they contain a lease.

Impact of the adoption of the new standard

Former operating leases

IFRS 16 changes how the Company accounts for leases previously classified as operating leases under IAS 17, Leases (“IAS 17”), which were previously off-balance sheet. Applying IFRS 16, for all leases (excepted as noted below), the Company:

i.	Recognizes “right-of-use” assets and lease liabilities in the Consolidated Statements of Financial Position, initially measured at the present value of future lease payments;
ii.	Recognizes depreciation of right-of-use assets and interest on lease liabilities in the Consolidated Statements of Operations and Comprehensive Income; and
iii.	Separates the total amount of cash paid into a principal portion (presented within financing activities) and interest (presented within financing activities) in the Consolidated Statements of Cash Flows.

On transition, the Company elected to measure all right-of-use assets at an amount equal to the lease liability.

Former finance leases

The main difference between IFRS 16 and IAS 17 with respect to assets formerly held under a finance lease is the measurement of residual value guarantees provided by a lessee to a lessor. IFRS 16 requires that the Company recognize as part of its lease liability only the amount expected to be payable under a residual value guarantee, rather than the maximum amount guaranteed as required by IAS 17. This change did not have a material effect on the Company’s consolidated financial statements.

Practical expedients

The Company has elected to use the following practical expedients:

●	Apply IFRS 16 to a portfolio of leases with similar characteristics as opposed to an individual lease and the use of a single discount rate to a portfolio of leases with reasonably similar characteristics;
●	The accounting for leases with a remaining lease term of less than twelve months as at January 1, 2019 as short-term leases;
●	The accounting for lease payments on leases for which the underlying asset is of a low dollar value on a straight-line basis over the term of the lease;
●	The use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease; and
●	Not to separate non-lease from lease components, and instead account for each lease component and any associated non-lease components as a single lease component. This expedient was elected on an asset-class by asset-class basis.

Using an incremental borrowing rate of 11.09%, adoption of the new standard resulted in the recognition of additional right-of-use assets and leases liabilities of $0.3 million as of January 1, 2019 and no cumulative adjustment to opening deficit.

b)	IFRIC Interpretation 23, Uncertainty over Income Tax Treatments (“IFRIC Interpretation 23”)

The Company adopted IFRIC Interpretation 23 with a date of initial application of January 1, 2019. The interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The adoption of this interpretation did not impact the Company’s consolidated financial statements.

New accounting standards issued but not yet effective:

Certain pronouncements have been issued by the IASB that are mandatory for accounting periods after December 31, 2019. There are currently no such pronouncements that are expected to have a significant impact on the Company's consolidated financial statements upon adoption.

4.	Cash and cash equivalents and short-term deposits

($000s)	December 31, 2019	December 31, 2018
Cash and cash equivalents	8,793	2,928
Short-term deposits	4,114	17,068
	12,907	19,996

All of the cash and cash equivalents are held in a Canadian Schedule I bank. Short-term deposits consist of Canadian Schedule I bank guaranteed deposits and are cashable in whole or in part with interest at any time to maturity.

5.	Amounts receivable and prepaid expenses

($000s)	December 31, 2019	December 31, 2018
HST	2,212	1,196
Prepaid expenses and other receivables	1,062	423
	3,274	1,619

6.	Investments

($000s)	January 1, 2019	Disposition	Fair value through other comprehensive loss	Loss of associates	Impairment	Additions	Other comprehensive loss	December 31, 2019

Current assets:
Investment in marketable securities	2,858	(110)	284	-	-	-	-	3,032

Non-current assets:
Investment in associate	2,460	-	-	(200)	-	101	-	2,361

($000s)	January 1, 2018	Disposition	Fair value through other comprehensive loss	Loss of associates	Impairment	Additions	Other comprehensive loss	December 31, 2018

Current assets:
Investment in marketable securities	3,435	-	(577)	-	-	-	-	2,858

Non-current assets:
Investment in associate	3,426	-	-	(160)	(1,336)	530	-	2,460

The Company holds common shares of several mining companies that were received as consideration for optioned mineral properties and other short-term investments, including one gold exchange traded receipt. These financial assets are recorded at fair value of $3.0 million (December 31, 2018 - $2.9 million) in the consolidated statements of financial position. At December 31, 2019, the Company revalued its holdings in its investments and recorded a fair value increase of $0.3 million on the statement of comprehensive loss. During 2019, the Company disposed its holdings in one investment with a fair value of $0.1 million.

Investment in associate relates to Paramount Gold Nevada Corp (“Paramount”). As at December 31, 2019, the Company holds 8.16% (December 31, 2018 – 8.53%) interest in Paramount for which it accounts using the equity method on the basis that the Company has the ability to exert significant influence through its representation on Paramount’s board of directors. During 2019 the Company recorded its proportionate share of Paramount’s net loss of $0.2 million (2018 – $0.2 million) within equity loss of associate on the consolidated statements of operations and comprehensive loss. During 2018 the Company reviewed the recoverability of the investment in Paramount and recorded an impairment of $1.3 million on the consolidated statements of operations and comprehensive loss. As at December 31, 2019, the carrying value of the Company’s investment in Paramount was $2.4 million (December 31, 2018 - $2.5 million).

In 2017, the Company purchased 883,200 common shares and 51,600 warrants of Paramount for $1.6 million. Each warrant allowed the Company to purchase one common share of Paramount for US$2.00 per share until February 14, 2018 and allowed for the same purchase at US$2.25 per share within the period February 15, 2018 to February 13, 2019. On February 14, 2018, the option to purchase the common shares at US$2.00 per share lapsed. In first quarter of 2019, the warrants to purchase 51,600 common shares at US$2.25 per share were repriced by Paramount to US$0.93 per share and the Company exercised these warrants in addition to warrants to purchase 28,600 common shares, transferred to the Company at no additional cost, from parties not wishing to exercise. The purchase price of the combined 80,200 shares of Paramount was $0.1 million.

In the third quarter of 2018, the Company purchased 320,000 units of Paramount for US$1.25 per unit. Each unit consists of one common share and one warrant to purchase one-half of a common share of Paramount. Each warrant has a two-year term and is exercisable at US$1.30 in the first twelve months and US$1.50 in the following twelve months. As at December 31, 2019, the Company has not exercised these warrants.

7.	Convertible Notes Receivable

In September 2019, the Company participated in a private placement to purchase US$410,000, at face value, of secured convertible notes issued by Paramount. Each convertible note has an issue price of US$975 per US$1,000 face amount with a four-year maturity. The Company purchased 410 convertible notes for a total of $0.5 million (US$399,750). The convertible notes bear interest at a rate of 7.5% per annum, payable semi-annually. At any time after the issuance of the convertible notes, the Company can convert all or any portion of the outstanding and unpaid amount into common shares of Paramount at a price of US$1.00 per common share. The Convertible notes receivable are recorded at fair value through profit or loss (“FVTPL”).

8.	Mineral Interests

Mineral interest expenditures on projects are considered as exploration and evaluation and their related costs consist of the following:

($000s)	Balance January 1, 2019	Expenditures / Acquisitions 2019	Balance December 31, 2019
KSM	276,586	19,923	296,509
Courageous Lake	73,647	2,074	75,721
Iskut	29,031	3,184	32,215
Snowstorm	15,269	5,186	20,455
Grassy Mountain	771	-	771
	395,304	30,367	425,671

($000s)	Balance January 1, 2018	Expenditures / Acquisitions 2018	Balance December 31, 2018
KSM	248,561	28,025	276,586
Courageous Lake	69,587	4,060	73,647
Iskut	25,221	3,810	29,031
Snowstorm	13,995	1,274	15,269
Grassy Mountain	771	-	771
	358,135	37,169	395,304

Continued exploration of the Company’s mineral properties is subject to certain lease payments, project holding costs, rental fees and filing fees.

a)	KSM (Kerr-Sulphurets-Mitchell)

In 2001, the Company purchased a 100% interest in contiguous claim blocks in the Skeena Mining Division, British Columbia. The vendor maintains a 1% net smelter royalty interest on the project, subject to maximum aggregate royalty payments of $4.5 million. The Company is obligated to purchase the net smelter royalty interest for the price of $4.5 million in the event that a positive feasibility study demonstrates a 10% or higher internal rate of return after tax and financing costs.

In July 2009, the Company agreed to acquire various mineral claims immediately adjacent to the KSM property for further exploration and possible mine infrastructure use. The acquired claims were subject to a 4.5% net smelter royalty. In January 2019, the Company issued 100,000 common shares at $17.30 per common share, for total fair value of $1.7 million, to the holder of the net smelter return royalty on the claims and fully extinguished the royalties on those claims. The total fair value of the common shares was recorded to the mineral interest at KSM project.

In 2011 and 2012, the Company completed agreements granting a third party an option to acquire a 2% net smelter royalty on all gold and silver production sales from KSM for a payment equal to the lesser of $160 million or US$200 million. The option is exercisable for a period of 60 days following the announcement of receipt of all material approvals and permits, full project financing and certain other conditions for the KSM Project.

During 2019, as part of a cooperative and benefit agreement between the Company and the Tahltan Nation, the Company issued 50,000 common shares with a fair value of $18.63 per common share, for a total fair value of $0.9 million.

b)	Courageous Lake

In 2002, the Company purchased a 100% interest in the Courageous Lake gold project from Newmont Canada Limited and Total Resources (Canada) Limited for US$2.5 million. The Courageous Lake gold project consists of mining leases located in Northwest Territories of Canada.

c)	Iskut

On June 21, 2016, the Company purchased 100% of the common shares of SnipGold Corp. (“SnipGold”) which owns the Iskut Project, located in northwestern British Columbia.

d)	Snowstorm

In 2017, the Company purchased 100% of the common shares of Snowstorm Exploration LLC (“Snowstorm”) which owns the Snowstorm Project, located in northern Nevada. On the acquisition date, the Company issued 700,000 common shares, with a fair value of $14.39 per share and 500,000 common share purchase warrants with a fair value of $6.55 per common share purchase warrant for a combined fair value of $13.3 million. The common share purchase warrants are exercisable for four years from the date of acquisition, at $15.65 per share. In addition, the Company has agreed to make a conditional cash payment of US$2.5 million if exploration activities at the Snowstorm Project result in defining a minimum of five million ounces of gold resources compliant with National Instrument 43-101 and a further cash payment of US$5.0 million on the delineation of an additional five million ounces of gold resources.

On August 29, 2019, the Company purchased certain mining claims and lease agreement (the “Goldstorm Project”) in northern Nevada from Mountain View Gold Corp. in exchange for 25,000 common shares of the Company. On the acquisition date, the Company issued the common shares at a fair value of $21.11 per common share for a total fair value of $0.5 million.

e)	Grassy Mountain

In 2013, the Company sold 100% of interest in the Grassy Mountain Project with a net book value of $771,000 retained within mineral properties, related to the option to either receive a non-controlling interest of 10% or a $10 million cash payment, following the delivery of a National Instrument 43-101 feasibility study on the project, at the discretion of the company.

f)	Other mineral properties

i)	Red Mountain

In 2001, the Company purchased a 100% interest in an array of assets associated with mineral claims in the Skeena Mining Division, British Columbia, together with related project data and drill core, an owned office building and a leased warehouse, various mining equipment on the project site, and a mineral exploration permit which was associated with a cash reclamation deposit of $1 million.

In 2014, the Company entered into an agreement with IDM Mining (“IDM”) to option the Red Mountain Project.

Upon commencing commercial production IDM must pay the Company an additional $1.5 million and either an additional $4 million or sell to the Company up to 50,000 ounces of gold at a pre-determined price.

In 2017 IDM exercised its option to acquire the Red Mountain Project and the Company derecognized approximately $1.0 million of accrued reclamation liabilities. The Company released a reclamation deposit of $1.0 million into cash and pursuant to purchase agreements, made a third-party payment of $0.3 million. The derecognition of the reclamation liability net with the third-party payment resulted in a $0.8 million gain on the consolidated statements of operations and comprehensive loss.

(ii) Quartz Mountain

In 2001, the Company purchased a 100% interest in mineral claims in Lake County, Oregon. The vendor retained a 1% net smelter royalty interest on unpatented claims acquired and a 0.5% net smelter royalty interest was granted to an unrelated party as a finder’s fee.

In 2011, subject to an agreement between the Company and Orsa Ventures Corp. (“Orsa”) the Company granted Orsa the exclusive option to earn a 100% interest in the Quartz Mountain gold property and all of Seabridge's undivided 50% beneficial joint venture interest in an adjacent peripheral property. The agreement stipulated that Orsa would pay the Company $0.5 million on or before the fifth day following regulatory approval of the option agreement and make staged payments of $5 million in cash or common shares of Orsa, at the discretion of the Company. In 2013, Alamos Gold Inc. (“Alamos”) acquired Orsa and its option to acquire Quartz Mountain and the Company received the next staged payment of $2 million from Alamos. There is no carrying value recorded for Quartz Mountain as all historical acquisition and exploration costs have been fully recovered through option payments and other recoveries.

Upon the completion of a feasibility study, Alamos must pay the Company $3 million and either an additional $15 million or provide a 2% net smelter return royalty on production at Quartz Mountain, at the option of the Company.

9.	Right to use asset

Right to use asset balance represents the asset recognized on the adoption of IFRS 16 on January 1, 2019.

($000s)	2019
Right-of-use assets - properties
Opening balance December 31, 2018	-
Adoption of IFRS 16 on January 1, 2019	307
Less: depreciation	(36)
Net book value December 31, 2019	271

($000s)	December 31, 2019
Current	46
Non-current	225
Total Right to use asset	271

10.	Accounts payable and accrued liabilities

($000s)	December 31, 2019	December 31, 2018
Trade payables	2,191	2,360
Trade and other payables due to related parties	61	112
Non-trade payables and accrued expenses	2,440	2,277
	4,692	4,749

During 2016, upon the completion of an audit of the application by tax authorities of the British Columbia Mineral Exploration Tax Credit (“BCMETC”) program, the Company was reassessed $3.6 million, including accrued interest, for expenditures that the tax authority has categorized as not qualifying for the BCMETC program. The Company recorded a $3.6 million provision within non-trade payables and accrued expenses on the consolidated statements of financial position as at December 31, 2016. In 2017 the Company filed an objection to the reassessment with the appeals division of the tax authorities and paid one-half of the accrued balance while the objection is reviewed. In early 2019, the Company received a decision from the appeals division that the Company’s objection was denied, and the Company filed a notice of appeal with the British Columbia Supreme Court. The Attorney General of Canada replied to the facts and arguments in the Company’s Notice of Appeal and stated its position that the Company’s expenditures did not qualify for the BCMETC program. As at December 31, 2019, the Company is in the discovery process with the Department of Justice and will continue to move the appeal process forward as expeditiously as possible. The Company intends to continue to fully defend its position. As at December 31, 2019, the Canada Revenue Agency (CRA) has withheld $1.8 million (2018 - $1.1 million) of HST credits due to the Company that would fully cover the residual balance, including interest, should the Company be unsuccessful in its challenge.

11.	Leases obligations

The Company did not have a finance lease liability as at December 31, 2018. The below table is a reconciliation of the lease commitments disclosed at December 31, 2018 in the Company’s consolidated financial statements and the lease liability recognized as a result of the adoption of IFRS 16 on January 1, 2019. When measuring the value of the lease liabilities, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied was 11.09%.

($000s)	2019

Operating lease commitment at December 31, 2018	246
Operating leases deemed not to be leases under IFRS 16	(68)
178
Lease extension options reasonably certain to be exercised	267
Leases at January 1, 2019	445
Discounted value to January 1, 2019	297

As at December 31, 2019, the total lease liabilities are as follows:

($000s)	December 31, 2019
Current	46
Non-current	228
Total discounted lease liabilities	274

The Company applied the exemption not to recognize ROU assets and liabilities for leases with low value and less than 12 months of lease term. As at December 31, 2019, total value of such leases amounted to $0.1 million.

12.	Provision for reclamation liabilities

($000s)	December 31, 2019	December 31, 2018
Beginning of the period	8,069	2,481
Revised Johnny Mountain Mine closure	-	7,439
Disbursements	(1,325)	(2,022)
Accretion	121	169
End of the period	6,865	8,069

Provision for reclamation liabilities - current	1,860	955
Provision for reclamation liabilities - long-term	5,005	7,114
	6,865	8,069

The Company’s policy on reclamation liabilities is described in Note 3. Although the ultimate costs to be incurred are uncertain, the Company’s estimates are based on independent studies or agreements with the respective government body for each project using current restoration standards and techniques.

The estimate of the provision for reclamation obligation, as at December 31, 2019, was calculated using the estimated discounted cash flows of future reclamation costs of $6.9 million (December 31, 2018 - $8.1 million) and the expected timing of cash flow payments required to settle the obligations between 2020 and 2026. As at December 31, 2019, the undiscounted future cash outflows are estimated at $7.0 million (December 31, 2018 – $8.5 million) primarily over the next three years. The discount rate used to calculate the present value of the reclamation obligations was 1.7% at December 31, 2019 (2% - December 31, 2018). The Company has placed a total of $1.2 million (December 31, 2018 - $1.2 million) on deposit with financial institutions that are pledged as security against reclamation liabilities.

In 2018, the Company filed an updated reclamation and closure plan for the Johnny Mountain mine site and charged $7.4 million of rehabilitation expenses to the consolidated statements of operations and comprehensive loss. The Johnny Mountain Mine site was acquired, along with the Iskut Project, during the Snip Gold acquisition in 2016. Expenditures are expected to be incurred between 2018 and 2022 and include the estimated costs for the closure of all adits and vent raises, removal of the mill and buildings, treatment of landfills and surface water management as well as ongoing logistics, freight and fuel costs. For the year ended December 31, 2019, reclamation disbursements amounted to $1.3 million (2018 - $2.0 million).

13.	Shareholders’ equity

The Company is authorized to issue an unlimited number of preferred shares and common shares with no par value. No preferred shares have been issued or were outstanding at December 31, 2019 or December 31, 2018.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage, as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during 2019. The Company considers its capital to be share capital, stock-based compensation, contributed surplus and deficit. The Company is not subject to externally imposed capital requirements.

a)	Equity financings

During the fourth quarter of 2019, the Company entered into an agreement with two securities dealers, for an At-The-Market offering program, entitling the Company, at its discretion, and from time to time, to sell up to US$40 million in value of common shares of the Company. This program can be in effect until the Company’s Shelf Registration Statement expires in June 2021. During the fourth quarter of 2019, the Company issued 231,084 shares, at an average selling price of $17.58 per share, for net proceeds of $4.0 million under the offering.

Subsequent to the year end, the Company issued 382,807 shares, at an average selling price of $17.96 per share, for net proceeds of $6.7 million under Company’s At-The-Market offering.

In September 2019, the Company closed a non-brokered private placement flow-through financing and issued 100,000 common shares at $24.64 per common share for gross proceeds of $2.5 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement is December 31, 2019. At the time of issuance of the flow-through shares, $0.5 million premium was recognized as a liability on the consolidated statements of financial position. As at December 31, 2019, $2.0 million of qualifying exploration expenditures were incurred and $0.4 million of the premium was recognized through other income on the consolidated statement of operations and comprehensive loss.

In August 2019, the Company closed a private placement of 1.2 million common shares, at a price of $17.02 per common share, for gross proceeds of $20.4 million.

In December 2018, the Company closed a non-brokered private placement flow-through financing and issued 250,000 common shares at $20.50 per share for gross proceeds of $5.1 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2018. At the time of issuance of the flow-through shares, $0.8 million premium was recognized as a liability on the consolidated statements of financial position. As at December 31, 2019, $5.1 million of qualifying exploration expenditures were incurred and the full $0.8 million of the premium was recognized through other income on the consolidated statement of operations and comprehensive loss.

In November 2018, the Company closed a non-brokered private placement of one million common shares, at a price of $14.00 per share, for gross proceeds of $14.0 million. As part of the private placement agreement, the Company also granted an option to increase the size of the private placement by an additional 250,000 common shares exercisable until December 24, 2018. The 250,000 options were fully exercised on December 14, 2018 at a price of $14.00 per share, for gross proceeds of $3.5 million.

In May 2018, the Company closed a flow-through financing and issued 1,150,000 common shares at $17.16 per share for gross proceeds of $19.7 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2018. At the time of issuance of the flow-through shares, a $4.1 million premium was recognized as a liability on the consolidated statements of financial position with the balance recorded as share capital. Since the close of financing and to the end of 2018, $19.7 million of qualifying exploration expenditures were incurred and the full $4.1 million premium was recognized through other income on the consolidated statements of operations and comprehensive loss.

b)	Warrants

As part of the acquisition agreement of Snowstorm Exploration LLC in June 2017, the Company issued 500,000 common share purchase warrants exercisable for four years at $15.65 per share, which are still outstanding as at December 31, 2019.

c)	Stock options and Restricted share units

The Company provides compensation to directors and employees in the form of stock options and Restricted Share Units (“RSU”s).

Pursuant to the Share Option Plan, the Board of Directors has the authority to grant options, and to establish the exercise price and life of the option at the time each option is granted, at a price not less than the closing price of the common shares on the Toronto Stock Exchange on the date of the grant of such option and for a period not exceeding five years. All exercised options are settled in equity.

Pursuant to the Company’s RSU Plan, the Board of Directors has the authority to grant RSUs, and to establish terms of the RSUs including the vesting criteria and the life of the RSU. The life of the RSU is not to exceed two years.

Stock option and RSU transactions were as follows:

	Options			RSUs		Total
	Number of Options	Weighted Average Exercise Price ($)	Amortized Value of options ($000s)	Number of RSUs	Amortized Value of RSUs ($000s)	Stock-based Compensation ($000s)
Outstanding January 1, 2019	3,458,805	11.95	16,657	68,000	183	16,840
Granted	50,000	17.72	168	140,100	274	442
Exercised option or vested RSU	(503,831)	10.38	(2,333)	(68,000)	(1,051)	(3,384)
Expired	(1,824)	6.30	(33)	-	-	(33)
Amortized value of stock-based compensation	-	-	4,087	-	868	4,955
Outstanding at December 31, 2019	3,003,150	12.32	18,546	140,100	274	18,820

Exercisable at December 31, 2019	911,816

	Options			RSUs		Total
	Number of Options	Weighted Average Exercise Price ($)	Amortized Value of options ($000s)	Number of RSUs	Amortized Value of RSUs ($000s)	Stock-based Compensation ($000s)
Outstanding January 1, 2018	3,618,509	11.34	15,758	127,750	791	16,549
Granted	618,000	15.58	372	68,000	183	555
Exercised option or vested RSU	(777,704)	12.00	(3,377)	(127,750)	(1,510)	(4,887)
Amortized value of stock-based compensation	-	-	3,904	-	719	4,623
Outstanding at December 31, 2018	3,458,805	11.95	16,657	68,000	183	16,840

Exercisable at December 31, 2018	1,208,306

The outstanding share options at December 31, 2019 expire at various dates between February 2020 and June 2024. A summary of options outstanding, their remaining life and exercise prices as at December 31, 2019 is as follows:

	Options Outstanding		Options Exercisable
	Number	Remaining	Number
Exercise price	outstanding	contractual life	Exercisable
$9.00	425,000	4 months	-
$11.13	245,000	1 year	245,000
$13.52	100,000	1 year 3 months	100,000
$17.16	50,000	1 year 5 months	-
$17.14	50,000	1 year 5 months	50,000
$10.45	849,164	2 years	299,164
$13.14	600,001	3 years	198,334
$16.94	50,000	3 years 10 months	-
$15.46	568,000	4 years	3,333
$17.72	50,000	4 years 6 months	-
$6.30	15,985	2 months to 1 year 2 months	15,985
	3,003,150		911,816

During the year ended December 31, 2019, 503,831 options were exercised for proceeds of $5.2 million and 68,000 RSUs vested. In total, 571,831 common shares were issued.

In December 2018, 568,000 five-year options with an exercise price of $15.46, to purchase common shares of the Company, with a grant-date fair value of $4.3 million, were granted. Of these, 408,000 options were granted to board members that were subject to shareholder approval. 150,000 options were granted to members of senior management. The remaining 10,000 options were granted to a member of management and vest over a three-year period. At the end of the second quarter of 2019, shareholders approved the 408,000 options granted to the board members, and the fair value was re-estimated, at the time, resulting in an additional $0.4 million fair value that will be recognized over the estimated service period. During the second quarter of 2019, the shareholders also approved the grant of 50,000 five-year options to a new Board member, with an exercise price of $17.72 and fair value of $0.4 million. Vesting of the options to the Board members and senior management is subject to the Company entering into a major transaction on one of the Company’s two core assets or other transformative transaction. The fair value of these new options, and the additional fair value, is being amortized over the estimated service period.

In October 2018, 50,000 five-year options with an exercise price of $16.94, to purchase common shares of the Company, with a grant-date fair value of $0.4 million, were granted to a new Board member. Vesting of these options is subject to the Company entering into a major transaction on one of the Company’s two core exploration properties or other transformative transaction. The fair value of these options is being amortized over the service life of the options.

The fair value of the options granted is estimated on the dates of grant using a Black Scholes option-pricing model with the following assumptions:

	2019	2018
Dividend yield	Nil	Nil
Expected volatility	54%	55 - 57%
Risk-free rate of return	1.40%	1.40 -2.38%
Expected life of options	5 year	4.5 - 5 year

In 2019, the Board granted 140,100 RSUs. Of these, 32,500 RSUs were granted to the board members, 74,200 RSUs were granted to members of senior management, and the remaining 33,400 RSUs were granted to other employees of the Company. The fair value of the grants, of $2.4 million, was estimated as at the grant date and will be amortized over the expected service period of the grants. The expected service period of approximately six months from the date of the grant was dependent on certain corporate objectives being met. As at December 31, 2019, $0.3 million of the fair value of the grants was amortized.

In 2018, the Board granted 68,000 RSUs to members of management. The fair value of the grants, of $1.1 million, was estimated at the grant date and was amortized over the expected service period of the grants. The expected service period of three and a half months from the date of the grant was dependent on certain corporate objectives being met. In 2019, the fair value of the grants was fully amortized and all 68,000 RSUs were vested and were exchanged for common shares of the Company.

Subsequent to December 31, 2019, 30,967 options were exercised for proceeds of $0.3 million.

d)	Basic and diluted net loss per common share

For the years ended December 31, 2019 and 2018, basic and diluted net loss per common share are computed by dividing the net loss for the period by the weighted average number of common shares outstanding for the year. The potential effect of stock options, RSUs and warrants has been excluded from the calculation of diluted loss per common share as the effect would be anti-dilutive. At December 31, 2019 there was a total of 3,003,150 stock options and 140,100 RSUs outstanding (December 31, 2018 – 3,458,805 and 68,000 respectively).

14.	Fair value of financial assets and liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts, volatility measurements used to value option contracts and observable credit default swap spreads to adjust for credit risk where appropriate), or inputs that are derived principally from or corroborated by observable market data or other means.

Level 3: Inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company’s financial assets and liabilities as at December 31, 2019 and December 31, 2018 are cash and cash equivalents, short-term deposits, accounts receivable, marketable securities, convertible notes receivable and accounts payable. Other than investments and convertible notes receivable, the carrying values approximate their fair values due to the immediate or short-term maturity of these financial instruments and are classified as a Level 1 measurement. The Company’s equity investments are measured at fair value based on quoted market prices and are classified as a level 1 measurement. The convertible notes receivable are measured at fair value and are classified as a level 3 measurement.

The Company's financial risk exposures and the impact on the Company's financial instruments are summarized below:

Credit Risk

The Company's credit risk is primarily attributable to short-term deposits, convertible notes receivable, and receivables included in amounts receivable and prepaid expenses. The Company has no significant concentration of credit risk arising from operations. The short-term deposits consist of Canadian Schedule I bank guaranteed notes, with terms up to one year but are cashable in whole or in part with interest at any time to maturity, for which management believes the risk of loss to be remote. Management believes that the risk of loss with respect to financial instruments included in amounts receivable and prepaid expenses to be remote.

Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2019, the Company had a cash and cash equivalents of $8.8 million and short-term deposits of $4.1 million (2018 - $2.9 million and $17.1 million, respectively) for settlement of current financial liabilities of $4.7 million (2018 - $4.7 million). The short-term deposits consist of Canadian Schedule I bank guaranteed deposits and are cashable in whole or in part with interest at any time to maturity. The Company's financial liabilities primarily have contractual maturities of 30 days and are subject to normal trade terms. The Company’s ability to fund its operations and capital expenditures and other obligations as they become due is dependent upon market conditions.

As the Company does not generate cash inflows from operations, the Company is dependent upon external sources of financing to fund its exploration projects and on-going activities. If required, the Company will seek additional sources of cash to cover its proposed exploration and development programs at its key projects, in the form of equity financings and from the sale of non-core assets. Refer to note 13 for details on equity financings.

In addition, as at December 31, 2019, the Company had commitments of $1.5 million required to be paid in 2020, including $0.8 million to maintain its mineral property claims in good standing. If required, the Company will seek additional sources of cash, in 2020 to cover its proposed exploration and development programs at its key projects, in the form of equity financings and from the sale of non-core assets.

Market Risk

(a) Interest Rate Risk

The Company has no interest-bearing debt. The Company's current policy is to invest excess cash in Canadian bank guaranteed notes (short-term deposits). The short-term deposits can be cashed in at any time and can be reinvested if interest rates rise.

(b) Foreign Currency Risk

The Company's functional currency is the Canadian dollar and major purchases are transacted in Canadian and US dollars. The Company funds certain operations, exploration and administrative expenses in the United States on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. Management believes the foreign exchange risk derived from currency conversions is not significant to its operations and therefore does not hedge its foreign exchange risk. As at December 31, 2019, the Company holds $2.5 million of cash and cash equivalents and $0.2 million of accounts payable and accrued liabilities denominated in US dollars.

(c) Investment Risk

The Company has investments in other publicly listed exploration companies which are included in investments. These shares were received as option payments on certain exploration properties the Company owns. In addition, the Company holds $2.9 million in a gold exchange traded receipt that is recorded on the consolidated statements of financial position in investments. The risk on these investments is significant due to the nature of the investment but the amounts are not significant to the Company.

15.	Corporate and administrative expenses

($000s)	2019	2018
Employee compensation	4,635	3,990
Stock-based compensation	5,397	5,178
Professional fees	1,105	1,430
Other general and administrative	2,203	1,772
	13,340	12,370

16.	Related party disclosures

Compensation to key management personnel of the Company:

($000s)	2019	2018
Compensation of directors:
Directors fees	408	342
Stock-based compensation	1,011	707
	1,419	1,049

Compensation of key management personnel:
Salaries and consulting fees	4,892	4,416
Stock-based compensation	3,506	2,971
	8,398	7,387
	9,817	8,436

During 2019, there were no payments to related parties other than compensation paid to key management personnel. During 2018, a private company controlled by an officer was paid $0.2 million for legal services rendered. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

17.	Income taxes

($000s)	2019	2018
Current tax expense	-	72
Deferred tax expense	(697)	4,895
	(697)	4,967

Tax recovery recognized directly in equity

($000s)	2019	2018
Share issuance costs	166	204

In 2019, the Company recognized income tax recovery of $0.7 million (2018 - income tax expense of $5.0 million) primarily related to deferred tax recovery arising from the losses in the current year, partially offset by a deferred tax expense arising due to the renouncement of expenditures related to 2018 and 2019 flow-through shares which are capitalized for accounting purposes.

(a)     Rate Reconciliation

The provision for income taxes differs from the amount that would have resulted by applying the combined Canadian Federal, Ontario, British Columbia and Northwest Territories statutory income tax rates of 26.60% (2018 - 26.70%).

($000s)	2019	2018
Loss before income taxes	(12,310)	(14,973)
	26.60%	26.70%
Tax expense calculated
Using statutory rates	(3,274)	(3,998)
Non-deductible items	1,113	(298)
Difference in foreign tax rates	11	50
Change in deferred tax rates	(89)	2
Movement in tax benefits not recognized	(395)	1,752
Renouncement of flow-through expenditures	1,904	7,538
Other	33	(79)
Income tax expense	(697)	4,967

(b)	Deferred Income Tax

The following table summarizes the significant components of deferred income tax assets and liabilities:

($000s)	December 31, 2019	December 31, 2018
Deferred tax assets
Property and equipment	68	65
Provision for reclamation liabilities	70	70
Financing costs	622	818
Non-capital loss carryforwards	25,347	22,547

Deferred tax liabilities
Mineral interests	(48,533)	(46,789)
	(22,426)	(23,289)

(c)	Unrecognized Deferred Tax Assets

The company has not recognized deferred income tax assets in respect of the following tax effected deductible temporary differences:

($000s)	December 31, 2019	December 31, 2018
Marketable securities	227	352
Loss carryforwards	869	874
Investment tax credits	1,481	1,481
Foreign tax credits	268	268
Mineral properties	200	215
Provision for reclamation liabilities	1,183	1,507

Deferred tax has not been recognized on the deductible temporary difference of $3.7 million (2018 - $4.0 million) relating to investments in subsidiaries as these amounts will not be distributed in the foreseeable future.

The tax losses not recognized expire as per the amount and years noted below. The deductible temporary differences do not expire under the current tax legislation. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit would be available against which the Company can utilize the benefits there from.

(d)	Income Tax Attributes

As at December 31, 2019, the Company had the following income tax attributes to carry forward.

	($000s)	Expiry date
Canadian non-capital losses	95,394	2039
Canadian capital losses	2,571	Indefinite
Canadian tax basis of mineral interest	207,840	Indefinite

US non-capital losses	336	2039
US capital losses	1,674	2023
US tax basis of mineral interest	8,018	Indefinite

18.	Commitments and contingencies

Payments due by years
($000s)	Total	2020	2021-22	2023-24	2025-26
Mineral interests	9,715	826	1,992	3,372	3,525
Flow-through share expenditures	441	441	-	-	-
10,156		1,267	1,992	3,372	3,525

As reported in the Company’s prior year financial statements, in early 2019 the Company received a notice from the CRA that it proposed to reduce the amount of expenditures reported, as Canadian Exploration Expenses (CEE) for the three-year period ended December 31, 2016. The Company has funded certain of its exploration expenditures, from time-to-time, with the proceeds from the issuance of flow-through shares and renounced, to subscribers, the expenditures which it determined to be CEE. The notice disputes the eligibility of certain types of expenditures previously audited and approved as CEE by the CRA. The Company strongly disagrees with the notice and responded to the CRA auditors with additional information for their consideration. Subsequent to the year end, the CRA auditors responded to the Company’s submission and, although accepting additional expenditures as CEE, reiterated that their position remains largely unchanged and subsequently issued reassessments to the Company reflecting the additional CEE expenditures accepted and $2.15 million of Part Xll.6 tax owing. Based on these reassessments, the Company anticipates that the CRA will reassess investors with reduced CEE deductions. The Company’s and investors’ reassessments can be appealed to the courts. The Company has indemnified the investors that subscribed for the flow-through shares. The potential tax indemnification to the investors is estimated to be $11.8 million. No provision has been recorded related to the tax nor the potential indemnity as the Company and its advisors do not consider it probable that there will ultimately be an amount payable.